UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Papa John’s International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

698813102

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 11, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,459,360
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,459,360
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,459,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,567,209
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,567,209
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,567,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		293,435
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

293,435
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

293,435
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		165,918
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

165,918
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

165,918
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		704,537
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

704,537
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		860,993
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

860,993
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,993
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		156,456
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

156,456
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

156,456
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		156,456
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

156,456
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

156,456
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD P FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		538,619
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

538,619
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

538,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE P GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		538,619
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

538,619
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

538,619
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		221,072
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

221,072
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

221,072
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

12

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,459,360
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,459,360
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,459,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,459,360
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,459,360
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,459,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

PN

14

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,459,360
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,459,360
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,459,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

OO

15

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		11,370.3786
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,459,360
PERSON WITH	9	SOLE DISPOSITIVE POWER

11,370.3786
	10	SHARED DISPOSITIVE POWER

3,459,360
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,470,730.3786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

IN

16

CUSIP No. 698813102

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,459,360
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,459,360
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,459,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 698813102

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, and held in the Starboard Value LP Account were purchased with working capital pursuant to the terms of the Repurchase Agreement as defined and described in Item 4 below. The aggregate purchase price of the 1,566,209 Shares beneficially owned by Starboard V&O Fund is $78,404,423. The aggregate purchase price of the 293,435 Shares beneficially owned by Starboard S LLC is $14,689,356. The aggregate purchase price of the 165,918 Shares beneficially owned by Starboard C LP is $8,305,855. The aggregate purchase price of the 156,456 Shares beneficially owned by Starboard L Master is $7,832,187. The aggregate purchase price of the 538,619 Shares beneficially owned by Starboard P LP is approximately $26,963,267. The aggregate purchase price of the 221,072 Shares beneficially owned by Starboard X Master is approximately $11,066,864. The aggregate purchase price of the 516,651 Shares held in the Starboard Value LP Account is $25,863,549.

The aggregate purchase price of the 1,000 Shares directly owned by Starboard V&O Fund in record name is $45,041, excluding brokerage commissions.  Such Shares were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in an open market purchase.

The 11,370.3786 Shares beneficially owned by Mr. Smith represent Shares that were granted to Mr. Smith by the Issuer in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 11, 2021, the Issuer and certain of the Reporting Persons entered into a Share Repurchase Agreement (the “Repurchase Agreement”) pursuant to which (i) the Issuer agreed to repurchase from such Reporting Persons 78,387 shares of Series B Convertible Preferred Stock, par value $0.01 per share, of the Issuer (the “Series B Preferred Stock”) and (ii) such Reporting Persons agreed to convert the remaining 171,613 shares of the Series B Preferred Stock they own in the aggregate into 3,458,360 Shares, pursuant to the terms of the Certificate of Designation of the Series B Preferred Stock. As consideration for the transactions contemplated by the Repurchase Agreement, the Issuer agreed to pay such Reporting Persons aggregate cash consideration of approximately $183.9 million. The Repurchase Agreement contains customary representations, warranties, and conditions to closing. The transactions contemplated by the Repurchase Agreement are expected to close on or about May 13, 2021. Jeffrey Smith will continue to serve as Chair of the Board of the Issuer. Additionally, Starboard intends to remain a large stockholder of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator of (i) 33,079,610 Shares outstanding, as of May 10, 2021, which is the total number of Shares outstanding as disclosed in the Repurchase Agreement attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2021 and (ii) 3,458,360 Shares issued upon the conversion of 171,613 shares of the Series B Preferred Stock pursuant to the Repurchase Agreement.

18

CUSIP No. 698813102

A.	Starboard V&O Fund
(a)	As of the close of business on May 12, 2021, Starboard V&O Fund beneficially owned approximately 1,567,209 Shares.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 1,567,209
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,567,209
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Issuer’s securities by Starboard V&O Fund during the past sixty days is set forth in Schedule A and is incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on May 12, 2021, Starboard S LLC beneficially owned approximately 293,435 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 293,435
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 293,435
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard S LLC has not entered into any transactions in the Issuer’s securities during the past sixty days.
C.	Starboard C LP
(a)	As of the close of business on May 12, 2021, Starboard C LP beneficially owned approximately 165,918 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 165,918
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 165,918
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard C LP has not entered into any transactions in the Issuer’s securities during the past sixty days.
D.	Starboard P LP
(a)	As of the close of business on May 12, 2021, Starboard P LP beneficially owned approximately 538,619 Shares.

19

CUSIP No. 698813102

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 538,619
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 538,619
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard P LP has not entered into any transactions in the Issuer’s securities during the past sixty days.
E.	Starboard P GP
(a)	Starboard P GP, as the general partner of Starboard P LP, may be deemed the beneficial owner of the 538,619 Shares owned by Starboard P LP.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 538,619
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 538,619
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard P GP has not entered into any transactions in the Issuer’s securities during the past sixty days.
F.	Starboard L Master
(a)	As of the close of business on May 12, 2021, Starboard L Master beneficially owned approximately 156,456 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 156,456
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 156,456
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard L Master has not entered into any transactions in the Issuer’s during the past sixty days.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 156,456 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 156,456
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 156,456
4. Shared power to dispose or direct the disposition: 0
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(c)	Starboard L GP has not entered into any transactions in the Issuer’s securities during the past sixty days.
H.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP and managing member of Starboard P GP, may be deemed the beneficial owner of the (i) 165,918 Shares owned by Starboard C LP and (ii) 538,619 Shares owned by Starboard P LP.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 704,537
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 704,537
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard R LP has not entered into any transactions in the Issuer’s securities during the past sixty days.
I.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 165,918 Shares owned by Starboard C LP, (ii) 538,619 Shares owned by Starboard P LP and (iii) 156,456 Shares owned by Starboard L Master.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 860,993
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 860,993
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard R GP has not entered into any transactions in the Issuer’s securities during the past sixty days.
J.	Starboard X Master
(a)	As of the close of business on May 12, 2021, Starboard X Master beneficially owned 221,072 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 221,072
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 221,072
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Issuer’s securities by Starboard X Master during the past sixty days is set forth in Schedule A and is incorporated herein by reference.
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K.	Starboard Value LP
(a)	As of the close of business on May 12, 2021, approximately 516,651 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard P LP, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 1,567,209 Shares owned by Starboard V&O Fund, (ii) 293,435 Shares owned by Starboard S LLC, (iii) 165,918 Shares owned by Starboard C LP, (iv) 156,456 Shares owned by Starboard L Master, (v) 538,619 Shares owned by Starboard P LP, (vi) 221,072 Shares owned by Starboard X Master and (vii) 516,651 Shares held in the Starboard Value LP Account.

Percentage: 9.5%

(b)	1. Sole power to vote or direct vote: 3,459,360
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,459,360
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard Value LP through the Starboard Value LP Account has not entered into any transactions in the Issuer’s securities during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
L.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,567,209 Shares owned by Starboard V&O Fund, (ii) 293,435 Shares owned by Starboard S LLC, (iii) 165,918 Shares owned by Starboard C LP, (iv) 156,456 Shares owned by Starboard L Master, (v) 538,619 Shares owned by Starboard P LP, (vi) 221,072 Shares owned by Starboard X Master and (vii) 516,651 Shares held in the Starboard Value LP Account.

Percentage: 9.5%

(b)	1. Sole power to vote or direct vote: 3,459,360
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,459,360
4. Shared power to dispose or direct the disposition: 0
(c)	Starboard Value GP has not entered into any transactions in the Issuer’s securities during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
M.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,567,209 Shares owned by Starboard V&O Fund, (ii) 293,435 Shares owned by Starboard S LLC, (iii) 165,918 Shares owned by Starboard C LP, (iv) 156,456 Shares owned by Starboard L Master, (v) 538,619 Shares owned by Starboard P LP, (vi) 221,072 Shares owned by Starboard X Master and (vii) 516,651 Shares held in the Starboard Value LP Account.

Percentage: 9.5%

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(b)	1. Sole power to vote or direct vote: 3,459,360
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,459,360
4. Shared power to dispose or direct the disposition: 0
(c)	Principal Co has not entered into any transactions in the Issuer’s securities during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
N.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,567,209 Shares owned by Starboard V&O Fund, (ii) 293,435 Shares owned by Starboard S LLC, (iii) 165,918 Shares owned by Starboard C LP, (iv) 156,456 Shares owned by Starboard L Master, (v) 538,619 Shares owned by Starboard P LP, (vi) 221,072 Shares owned by Starboard X Master and (vii) 516,651 Shares held in the Starboard Value LP Account.

Percentage: 9.5%

(b)	1. Sole power to vote or direct vote: 3,459,360
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,459,360
4. Shared power to dispose or direct the disposition: 0
(c)	Principal GP has not entered into any transactions in the Issuer’s securities during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
O.	Mr. Smith
(a)	As of the close of business on May 12, 2021, Mr. Smith directly beneficially owned 11,370.3786 Shares. Mr. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,567,209 Shares owned by Starboard V&O Fund, (ii) 293,435 Shares owned by Starboard S LLC, (iii) 165,918 Shares owned by Starboard C LP, (iv) 156,456 Shares owned by Starboard L Master, (v) 538,619 Shares owned by Starboard P LP, (vi) 221,072 Shares owned by Starboard X Master and (vii) 516,651 Shares held in the Starboard Value LP Account.

Percentage: 9.5%

(b)	1. Sole power to vote or direct vote: 11,370.3786
2. Shared power to vote or direct vote: 3,459,360
3. Sole power to dispose or direct the disposition: 11,370.3786
4. Shared power to dispose or direct the disposition: 3,459,360
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(c)	Other than certain awards granted to Mr. Smith by the Issuer in connection with his service on the Board, which are set forth in Schedule A and are incorporated herein by reference, Mr. Smith has not entered into any transactions in the Issuer’s securities during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
P.	Mr. Feld
(a)	Mr. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,567,209 Shares owned by Starboard V&O Fund, (ii) 293,435 Shares owned by Starboard S LLC, (iii) 165,918 Shares owned by Starboard C LP, (iv) 156,456 Shares owned by Starboard L Master, (v) 538,619 Shares owned by Starboard P LP, (vi) 221,072 Shares owned by Starboard X Master and (vii) 516,651 Shares held in the Starboard Value LP Account.

Percentage: 9.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,459,360
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,459,360
(c)	Mr. Feld has not entered into any transactions in the Issuer’s securities during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 11, 2021, the Issuer and certain of the Reporting Persons entered into the Repurchase Agreement defined and described in Item 4 above, a copy of which is attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 12, 2021 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Share Repurchase Agreement, dated May 11, 2021 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 12, 2021).

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CUSIP No. 698813102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

Starboard Value and Opportunity Master Fund L LP

By: Starboard Value L LP,

its general partner

STARBOARD P FUND LP

By: Starboard Value P GP LLC,

its general partner

STARBOARD VALUE P GP LLC

By: Starboard Value R LP,

its member

Starboard Value L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

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CUSIP No. 698813102

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days1

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Disposition of Preferred Stock	(35,500)	2,346.6490	05/11/2021
Conversion of Preferred Stock	(77,719)	--	05/11/2021
Acquisition of Common Stock	1,566,209	50.0600	05/11/2021

STARBOARD VALUE AND OPPORTUNITY S LLC

Disposition of Preferred Stock	(6,651)	2,346.6490	05/11/2021
Conversion of Preferred Stock	(14,561)	--	05/11/2021
Acquisition of Common Stock	293,435	50.0600	05/11/2021

Starboard Value and Opportunity C LP

Disposition of Preferred Stock	(3,761)	2,346.6490	05/11/2021
Conversion of Preferred Stock	(8,233)	--	05/11/2021
Acquisition of Common Stock	165,918	50.0600	05/11/2021

Starboard P FUND LP

Disposition of Preferred Stock	(12,208)	2,346.6490	05/11/2021
Conversion of Preferred Stock	(26,728)	--	05/11/2021
Acquisition of Common Stock	538,619	50.0600	05/11/2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Disposition of Preferred Stock	(3,546)	2,346.6490	05/11/2021
Conversion of Preferred Stock	(7,764)	--	05/11/2021
Acquisition of Common Stock	156,456	50.0600	05/11/2021

STARBOARD X MASTER FUND LTD

Disposition of Preferred Stock	(5,011)	2,346.6490	05/11/2021
Conversion of Preferred Stock	(10,970)	--	05/11/2021
Acquisition of Common Stock	221,072	50.0600	05/11/2021

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Disposition of Preferred Stock	(11,710)	2,346.6490	05/11/2021
Conversion of Preferred Stock	(25,638)	--	05/11/2021
Acquisition of Common Stock	516,651	50.0600	05/11/2021

Jeffrey c. smith

Receipt of Common Stock[2]	258.7991	96.6000	04/30/2021

1 Each of the transactions listed herein this Schedule A was made in connection with the Repurchase Agreement defined and described in Item 4 above.

2 Represents acquisition of Shares pursuant to the Issuer’s Nonqualified Deferred Compensation Plan.